Exhibit 99.1

Investor Frequently Asked Questions (FAQ)

1.	When did discussions between AstraZeneca and Gracell begin? How long did this process take?

We intend to furnish a proxy statement (the “Proxy Statement”) with the US Securities and Exchange Commission (the “SEC”) on Form 6-K. Please refer to our Proxy Statement when it becomes available for details of the history of discussions between the parties.

2.	When do you expect the transaction to close?

We currently expect that the transaction will close in the first quarter of 2024, subject to the expiration of the HSR waiting period and the satisfaction or waiver of other customary closing conditions, including approval by our shareholders of the merger. For more information, please refer to our Proxy Statement, when it becomes available.

3.	What regulatory approvals are required?

The only regulatory approval required under the Agreement and Plan of Merger (the “Merger Agreement”), dated as of December 23, 2023, by and among Gracell Biotechnologies Inc. (“Gracell” or the “Company”), AstraZeneca Treasury Limited (“AstraZeneca”) and Grey Wolf Merger Sub (the “Merger Sub”), is the expiration of the waiting period under the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”).

4.	When will you file with the Federal Trade Commission for HSR? When do you expect clearance? Do you anticipate any significant pushback on HSR?

Under and subject to the terms of the Merger Agreement, each of AstraZeneca and Gracell are required to file a Notification and Report Form relating to the Merger Agreement and the merger, as required by the HSR Act, no later than January 10, 2024. Further details will be available in our Proxy Statement, when it becomes available.

5.	When do you expect to furnish your Proxy Statement?

Under and subject to the terms of the Merger Agreement, we are required to furnish the Proxy Statement to the SEC no later than January 17, 2024.

6.	What will holders of warrants to purchase the Gracell’s ordinary shares receive?

Under the terms of the warrants to purchase Gracell’s ordinary shares, each warrant that is not exercised immediately prior to the effective time of the merger will be cancelled and will receive an amount in cash, without interest, equal to the Black Scholes Value (as defined in the warrant) of the remaining unexercised portion of the warrant. The Black Scholes Value of the warrants, as calculated pursuant to the terms of the warrants, is $1.26618 per ordinary share underlying the warrant. If any holders desire to exercise their warrants in connection with the merger, such holders are instructed to refer to the procedures for exercising their warrants as described in the terms of the warrants.

Investor Messages:

•	$2.00 per ordinary share or $10.00 per ADS at closing, which represents a transaction value of approximately $1.0 billion and a 62% premium to Gracell’s closing market price on December 22, 2023 and a 154% premium to the 60-day volume-weighted average price (“VWAP”) before the announcement of the transaction, with the possibility of an additional future payment of $0.30 per ordinary share (or $1.50 per ADS) upon achievement of a specified milestone (described below). Combined, the upfront and potential future payment, if the milestone is achieved, represents a total transaction value of approximately $1.2 billion, an 86% premium to Gracell’s closing market price on December 22, 2023 and a 192% premium to the 60-day VWAP.

•	The milestone will be achieved upon the receipt by AstraZeneca, any of its permitted assignees, any of their respective affiliates, or another entity that have obtained certain rights from AstraZeneca, any of its permitted assignees, or any of their respective affiliates (i) of an accelerated approval granted by the United States Food and Drug Administration or any successor thereto (the “FDA”) of a biologics license application (a “BLA”) for authorization to market or sell any biologic product that contains the product candidate referred to by Gracell as “GC012F”, the composition of matter of which is covered by certain Gracell patent rights in the U.S. (the “Product”) for the treatment of multiple myeloma by December 31, 2028 or (ii) a regulatory approval (excluding an accelerated approval) granted by the FDA of a BLA for the Product for the first-line or second-line treatment of multiple myeloma by December 31, 2029. Even if the merger closes, there can be no assurance that the milestone will be achieved.

•	Transaction is expected to close in Q1 2024, subject to the expiration of the HSR waiting period and the satisfaction or waiver of other customary closing conditions, including approval by our shareholders of the merger.

•	Gracell’s management and Board of Directors determined that this transaction with AstraZeneca is in the best interest of and maximizes value for our shareholders and has resolved to recommend that Gracell shareholders vote to approve the merger and the other transactions contemplated by the Merger Agreement.

•	We believe that by combining the expertise and resources at AstraZeneca and Gracell, we can unlock new ways to harness Gracell’s FasTCAR manufacturing platform, which we believe has the potential to optimize the therapeutic profile of engineered T cells, to pioneer the next generation of autologous CAR-T therapies. The acquisition will also complement AstraZeneca’s existing capabilities and previous investments in cell therapy, where it has established its presence in CAR-T and TCR-Ts in solid tumours.

•	GC012F will accelerate AstraZeneca’s cell therapy strategy in haematology, with the opportunity to bring a potential best-in-class treatment to patients living with blood cancers using a differentiated manufacturing process, as well as exploring the potential for cell therapy to reset the immune response in autoimmune diseases.

Cautionary Note Regarding Forward-Looking Statements

Certain statements either contained in or incorporated by reference into this document contains “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. Statements that are not historical or current facts, including statements about the beliefs and expectations and statements relating to the proposed transaction involving the Company, AstraZeneca and the Merger Sub, are forward-looking statements. The words “anticipate,” “look forward to,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements involve inherent risks and uncertainties, and important factors could cause actual results to differ materially from those anticipated, including, but not limited to: the satisfaction of the conditions precedent to the consummation of the proposed transaction, including, the receipt of shareholder approval and regulatory clearances; the possibility that the milestone related to the contingent value right will not be achieved, even if the proposed merger is consummated; unanticipated difficulties or expenditures relating to the proposed transaction; legal proceedings, judgments or settlements, including those that may be instituted against the Company, the Company’s board of directors and executive officers and others following the announcement of the proposed transaction; disruptions of current plans and operations caused by the announcement of the proposed transaction; potential difficulties in employee retention due to the announcement of the proposed transaction; and other risks and uncertainties and the factors discussed in the section entitled “Risk Factors” in the Company’s most recent annual report on Form 20-F, as well as discussions of potential risks, uncertainties, and other important factors in the Company’s subsequent filings with the SEC. Any forward-looking statements contained in this document release speak only as of the date hereof. Except as may be required by law, neither the Company nor AstraZeneca undertakes any duty to update these forward-looking statements.

Additional Information and Where to Find It

In connection with the proposed transaction, the Company intends to file or furnish relevant materials with the SEC, including a proxy statement. Promptly after the proxy statement is filed or furnished with the SEC, the Company will mail or otherwise provide the proxy statement and a proxy card to each of its shareholders entitled to vote at the extraordinary general meeting relating to the proposed transaction. This communication is not a substitute for the proxy statement or any other document that the Company may file or furnish with the SEC or send to its shareholders in connection with the proposed transaction. BEFORE MAKING ANY VOTING DECISION, SHAREHOLDERS OF THE COMPANY ARE URGED TO READ THESE MATERIALS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE PROPOSED TRANSACTION THAT THE COMPANY WILL FILE OR FURNISHED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. The proxy statement and other relevant materials in connection with the proposed transaction (when they become available), and any other documents filed or furnished with the SEC by the Company, may be obtained free of charge at the SEC’s website at www.sec.gov or at the Company’s website at www.gracellbio.com.

Participants in the Solicitation

The Company and certain of its directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be “participants” in the solicitation of proxies from the Company’s shareholders with respect to the proposed transaction. Information regarding the persons who may be considered “participants” in the solicitation of proxies will be set forth in the proxy statement relating to the transaction when it is filed or furnished with the SEC. Additional information regarding the interests of such potential participants will be included in the proxy statement and the other relevant documents filed or furnished with the SEC when they become available.

No Offer or Solicitation

This document is neither a solicitation of a proxy, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for any proxy statement or other filings that may be made with the SEC should the proposed transaction proceed.